SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom press release dated May 10, 2007 Re: implementation of a liquidity contract press release

Paris, May 10, 2007

implementation of a liquidity contract

As from May 11, 2007 and for a tacit renewable term of one year, France Telecom has entrusted the implementation of a liquidity contract concerning its ordinary shares listed on the Eurolist market of Euronext Paris to Rothschild and Cie Banque. The contract objectives are in particular to increase share liquidity and reduce excess of volatility.

This contract is compliant with the practice described by the French market regulator (AMF – Autorité des Marchés Financiers) in its decision of March 22nd, 2005 and with the principles set out in the Code of Ethics adopted by French association of investment firms (AFEI – Association Française des Entreprises d’Investissement) and annexed to the AMF decision.

Funding in the amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

About France Telecom

France Telecom serves more than 161 million customers in five continents (220 countries or territories) as of March 31, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 (12.8 billion euros for the 1st quarter of 2007). Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is number three mobile operator and number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

Press contacts: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 11, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information